EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

	Successor		Predecessor II		Predecessor I		
	Fiscal Year Ended January 31, 2009	Period June 16, 2007 through January 31, 2008	Period February 1, 2007 through June 15, 2007	Period February 8, 2006 through January 31, 2007	Period February 1, 2006 through February 7, 2006	Fiscal Years Ended January 31, 2006	2005
Earnings:							
Pretax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$ (247,183)	$ (9,013)	$ (1,581)	$ (466)	$ (6,740)	$ 15,926	$ 11,960
Plus:							
Fixed charges	25,590	16,115	10,307	26,176	368	17,398	14,537
Total earnings (loss), before fixed charge addition	$ (221,593)	$ 7,102	$ 8,726	$ 25,710	$ (6,372)	$ 33,324	$ 26,497
Fixed charges:							
Interest expensed and capitalized	$ 24,592	$ 15,549	$ 9,991	$ 25,580	$ 336	$ 16,838	$ 13,882
Plus:							
Amortized premiums, discounts and capitalized expenses related to indebtedness	-	-	-	-	-	10	137
Estimate of the interest within rental expense (1/3 of rent expense)	998	566	316	596	32	550	518
Total fixed charges	$ 25,590	$ 16,115	$ 10,307	$ 26,176	$ 368	$ 17,398	$ 14,537
Ratio of earnings to fixed charges[1]	(8.66)	.44	.85	.98	(17.32)	1.92	1.82

(1) Fixed charges exceed earnings by $247,183, $9,013, $1,581, $466 and $6,740 in fiscal 2009, the period June 16, 2007 through January 31, 2008, period February 1, 2007 through June 15, 2007, the period February 8, 2006 through January 31, 2007 and the period February 1, 2006 through February 7, 2006, respectively.